Exhibit 99.1

Woodside Energy Group Ltd

ACN 004 898 962

Mia Yellagonga

11 Mount Street

Perth WA 6000

Australia

T +61 8 9348 4000

www.woodside.com

ASX: WDS

NYSE: WDS

LSE: WDS

Announcement

Friday, 30 June 2023

REPORT ON PAYMENTS TO GOVERNMENTS 2022

Woodside has released its report on payments to governments for the year ended 31 December 2022.

The report has been prepared in accordance with the requirements of the UK Financial Conduct Authority’s Disclosure Guidance and Transparency Rules (DTR) set out in DTR 4.3A.

Contacts:

INVESTORS Matthew Turnbull (Group) M: +61 410 471 079 Sarah Peyman (Australia) M: +61 457 513 249 Rohan Goudge (US) M: +1 (713) 679-1550 E: investor@woodside.com	MEDIA Christine Forster M: +61 484 112 469 E: christine.forster@woodside.com

This announcement was approved and authorised for release by Woodside’s Disclosure Committee.

REPORT ON PAYMENTS TO GOVERNMENTS YEAR ENDED    31 DECEMBER 2022

Contents Chief Financial Officer’s introduction 3 About this report 4 Payments by government 6 Payments by project 7    Acknowledging Country Woodside recognises Aboriginal and Torres Strait Islander peoples as Australia’s first peoples. We acknowledge the unique connection that First Nations people have to land, waters and the environment. We extend this recognition and respect to First Nations peoples and communities around the world. Disclaimer All references to dollars, cents or $ in this report are to US currency, unless otherwise stated. References to ‘Woodside’, the ‘Group’, the ‘company’, ‘we’, ‘us’ and ‘our’ refer to Woodside Energy Group Ltd and its controlled entities, as a whole. This report does not include any express or implied prices at which Woodside will buy or sell financial products. This report contains references to Woodside’s website. These references are for the readers’ convenience only. Woodside is not incorporating by reference into this report any information posted on woodside.com. The content of any other websites referred to in this report does not form part of this report.

Chief Financial Officer’s introduction    I am pleased to present our first report on payments to governments. In 2022, Woodside reported net profit after tax of US$6.5 billion, which was driven by strong demand for our products and excellent operational performance across our global portfolio. Our financial performance enabled us to pay US$2.2 billion to governments around the world.1 We are proud of this substantial contribution to government revenues. It demonstrates that when Woodside performs well, the countries we operate in benefit significantly too. On 1 June 2022 we completed the merger with BHP’s petroleum business, which increased our international presence. During the year we made payments to governments in Australia, Canada, Mexico, Timor-Leste, Trinidad and Tobago and the United States of America.1 As one of Australia’s largest taxpayers, we paid US$1.8 billion of taxes and royalties to Australian governments in 2022.2 We are also a part of the Australian Tax Office’s Justified Trust program, which is designed to assure that companies are paying the right amount of tax. We know that transparency and accountability are core to maintaining the trust of our stakeholders. Woodside is a longstanding member of the Extractive Industries Transparency Initiative (EITI) and we also voluntarily report under the Australian Board of Taxation’s voluntary Tax Transparency Code.    We comply with the tax laws and regulations applicable to our business and engage with tax policy setters and administrators in an open and constructive way. We are proud of the contributions we make to the communities where we live and work, and look forward to continuing to support them into the future. Graham Tiver Executive Vice President and Chief Financial Officer 30 June 2023    1 As defined by the requirements of the UK Financial Conduct Authority’s Disclosure Guidance and Transparency Rules (DTR) set out in DTR 4.3A. 2 This is equivalent to A$2.6 billion in Australian tax and royalty payments as reported on page 93 of Woodside’s Sustainable Development Report 2022 (excludes Australian payroll tax and fringe benefits tax of A$0.1 billion).    Report on payments to governments 2022    Woodside Energy Group Ltd                | 3

About this report This report sets out Woodside’s payments to governments in accordance with the requirements of the UK Financial Conduct Authority’s Disclosure Guidance and Transparency Rules (DTR) set out in DTR 4.3A.    Woodside Energy Group Ltd (ABN 55 004 898 962) is the ultimate holding company of the Woodside group of companies. In this report, unless otherwise stated, references to ‘Woodside’, the ‘Group’, the ‘company’, ‘we’, ‘us’ and ‘our’ refer to Woodside Energy Group Ltd and its controlled entities, as a whole. The text does not distinguish between the activities of the ultimate holding company and those of its controlled entities. Basis of preparation Woodside Energy Group Ltd has prepared the following consolidated report (Report) on payments to governments made by Woodside Energy Group Ltd and its subsidiaries for the year ended 31 December 2022 in accordance with the requirements of the UK Financial Conduct Authority’s Disclosure Guidance and Transparency Rules (DTR) set out in DTR 4.3A (Regulations). These rules require Woodside Energy Group Ltd to prepare a consolidated report on payments made to governments for each financial year in relation to relevant activities of both Woodside Energy Group Ltd and any of its subsidiaries included in the consolidation. Where Woodside has made a payment to a government, such payment is reported in full, whether made in Woodside’s sole capacity or in Woodside’s capacity as the operator of a joint venture. Payments made to governments in connection with joint ventures are included in the Report if, and to the extent that, Woodside makes the relevant payment. Typically, such circumstances will arise where Woodside is the operator of the joint venture. Payments to governments are reported on a cash basis (meaning that they are reported in the period in which they are paid, as opposed to being reported on an accruals basis).    Activities Payments made to governments that relate to Woodside’s activities including the exploration, prospection, discovery, development and extraction of oil and natural gas deposits are included in this Report. Where a payment relates to activities that are reportable under the Regulations as well as to activities which are not reportable, Woodside reports the payment in its entirety if it is not possible to disaggregate it. As such, for fully integrated projects, payments to governments are disclosed in full. Social investment payments; payments not specifically related to the extractive industry such as shipping and marketing activities; and payments below the materiality threshold as noted under “Materiality” have been excluded from this Report. Government Government is defined as any national, regional or local authority of a country, and includes department, agency or entity that is a subsidiary of a government, including a national oil company. Project Payments are reported at project level except for payments that are not attributable to a specific project, which are reported at the entity level. Project is defined as operational activities which are governed by a single contract, licence, lease, concession or similar legal agreement, and form the basis for payment liabilities with a government. If these agreements are substantially interconnected then they can be treated as a single project. Substantially interconnected means forming a set of operationally and geographically integrated contracts, licences, leases or concessions or related agreements with substantially similar terms that are signed with a government, giving rise to payment liabilities. Materiality In accordance with the Regulations, payments below Ł86,000 to a government are excluded from this Report. Reporting currency All payments are reported in US dollars. Payments made in currencies other than US dollars are typically translated at the exchange rate at the day of payment.    Report on payments to governments 2022    Woodside Energy Group Ltd                | 4

Payment types The information is reported under the following payment types in accordance with the Regulations. Production entitlements Payments to governments entitled to a share of production under production sharing agreements. Production entitlements are most often paid in-kind. In-kind payments are measured based on the market value of the commodity on the date of delivery to the government. Taxes Taxes paid by Woodside on its income, production or profit which includes petroleum resource rent tax (PRRT). Payments reported are net of refunds. Taxes levied on consumption are not reportable under the Regulations. These include value-added tax, sales and use taxes, customs duties, employee taxes and stamp duties. Royalties These are payments to governments for the rights to extract petroleum resources, typically at a prescribed percentage of revenue less any deductions that may be taken.    Dividends Dividend payments paid in lieu of production entitlements or royalties. It excludes dividends paid to a government as an ordinary shareholder on the same terms as other ordinary shareholders and is not in lieu of production entitlements or royalties. For the year ended 31 December 2022, there were no reportable dividend payments to governments. Signature, discovery and production bonuses Payments related to signature, discovery and production bonuses and other bonuses payable under licences or concessions agreements. Fees Payments related to licence fees, rental fees, entry fees and other considerations for licences or concessions. Infrastructure improvements Payments for the construction of public infrastructure such as roads. For the year ended 31 December 2022, there were no reportable infrastructure improvement payments to governments.    — Greater Angostura offshore facility.    Report on payments to governments 2022    Woodside Energy Group Ltd                | 5

Payments by government

Total payments to governments (US$ million)[1,2]	Production entitlements	Taxes	Royalties	Signature, discovery and production bonuses	Fees	Total
Australia	**-**	**1,425.4**	**363.6**	**-**	**10.0**	**1,799.0**
Australian Taxation Office	-	1,425.4	-		-	1,425.4
Department of Industry, Science and Resources[3]	-	-	363.6	-	2.3	365.9
Department of Mines, Industry Regulation and Safety	-	-	-	-	0.5	0.5
Department of Water and Environmental Regulation	-	-	-	-	1.5	1.5
National Offshore Petroleum Safety and Environmental Management Authority	-	-	-	-	5.7	5.7
Canada	**-**	**-**	**-**	**-**	**0.4**	**0.4**
Government of British Columbia	-	-	-	-	0.4	0.4
Mexico	**-**	**0.9**	**-**	**-**	**1.7**	**2.6**
Fondo Mexicano Del Petroleo para la Estabilización y el Desarrollo	-	-	-	-	1.7	1.7
Servicio de Administración Tributaria	-	0.9	-	-	-	0.9
Timor-Leste	**-**	**-**	**-**	**-**	**0.3**	**0.3**
Autoridade Nacional do Petróleo e Minerais	-	-	-	-	0.3	0.3
Trinidad and Tobago	**215.0**	**0.4**	**-**	**-**	**2.2**	**217.6**
Board of Inland Revenue	-	0.4	-	-	-	0.4
Ministry of Energy and Energy Industries[4]	215.0	-	-	-	2.2	217.2
United States of America	**-**	**22.4**	**175.1**	**4.1**	**3.4**	**205.0**
Internal Revenue Service	-	10.6	-	-	-	10.6
Lousiana Department of Revenue	-	10.9	-	-	-	10.9
Office of Natural Resources Revenue	-	-	-	4.1	3.4	7.5
Texas Comptroller	-	0.9	-	-	-	0.9
US Department of the Interior	-	-	175.1	-	-	175.1
Total	**215.0**	**1,449.1**	**538.7**	**4.1**	**18.0**	**2,224.9**

1 Two categories required by the Regulations (Dividends; and Infrastructure improvements) are not referred to in the table as no payments were made against these categories for the year ended 31 December 2022.
2 Figures are rounded to the nearest $0.1 million.
3 The royalties collected are shared between the WA State and Federal Governments, and approximately 68% of the Federal royalties are paid to the State.
4 Production entitlement is for payments in-kind for 3.6 million barrels of oil equivalent (MMboe) of crude oil and gas valued per the Production Sharing Agreement.

Report on payments to governments 2022 Woodside Energy Group Ltd | 6

Payments by project

Total payments to governments (US$ million)[1,2]	Production entitlements	Taxes	Royalties	Signature, discovery and production bonuses	Fees	Total
Australia	**-**	**1,425.4**	**363.6**	**-**	**10.0**	**1,799.0**
Bass Strait	-	386.4	-	-	-	386.4
Browse	-	-	-	-	0.3	0.3
Corporate/Other[3]	-	(1.2)	-	-	0.2	(1.0)
Greater Enfield	-	29.4	-	-	1.7	31.1
Julimar-Brunello/Wheatstone	-	-	-	-	2.6	2.6
North West Shelf[4]	-	269.7	363.6	-	3.5	636.8
Pluto[5]	-	324.8	-	-	0.7	325.5
Pyrenees FPSO and Macedon	-	63.4	-	-	0.7	64.1
Scarborough	-	-	-	-	0.3	0.3
Payments not attributable to a project[6]:				-		
Woodside Energy Group Ltd	-	352.9	-	-	-	352.9
Canada	**-**	**-**	**-**	**-**	**0.4**	**0.4**
Liard	-	-	-	-	0.4	0.4
Mexico	**-**	**0.9**	**-**		**1.7**	**2.6**
Trion	-	0.9	-	-	1.7	2.6
Timor-Leste	**-**	**-**	**-**		**0.3**	**0.3**
Sunrise	-	-	-	-	0.3	0.3
Trinidad and Tobago	**215.0**	**0.4**	**-**		**2.2**	**217.6**
Greater Angostura[7]	215.0	0.4	-	-	2.2	217.6
United States of America	**-**	**22.4**	**175.1**	**4.1**	**3.4**	**205.0**
Gulf of Mexico	-	10.9	175.1	4.1	3.4	193.5
Payments not attributable to a project[6]:				-		
Woodside Energy (Deepwater) Inc.	-	11.5	-	-	-	11.5
Total	**215.0**	**1,449.1**	**538.7**	**4.1**	**18.0**	**2,224.9**

1 Two categories required by the Regulations (Dividends; and Infrastructure improvements) are not referred to in the table as no payments were made against these categories for the year ended 31 December 2022.
2 Figures are rounded to the nearest $0.1 million.
3 Corporate/Other includes exploration, projects that are no longer producing (Griffin, Minerva and Stybarrow) and payments which cannot be attributed to a specific project.
4 North West Shelf includes Okha.
5 Includes 100% of the taxes paid by Burrup Facilities Company Pty Ltd and Burrup Train 1 Pty Ltd. Woodside holds a 90% interest in these entities.
6 Where Taxes paid to governments cannot be attributable to a project, the applicable entity has been referenced.
7 Production entitlement is for payments in-kind for 3.6 MMboe of crude oil and gas valued per the Production Sharing Agreement.

Report on payments to governments 2022 Woodside Energy Group Ltd | 7

Head Office Woodside Energy Group Ltd Mia Yellagonga 11 Mount Street Perth WA 6000 Postal Address GPO Box D188 Perth WA 6840 Australia T +61 8 9348 4000 E companyinfo@woodside.com Woodside Energy Group Ltd ABN 55 004 898 962 woodside.com